[MILLING BENSON WOODWARD L.L.P.]




                                October 22, 2004

Via Electronic Mail to
Pressmanm@sec.gov
-----------------

Mr. Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 West Fifth Street, N.W.
Washington, D.C. 20549-0303

         Re:      Preliminary Schedule 14A filed October 15, 2004
                  File No. 0-9219

Dear Mr. Pressman:

         In response to our telephone discussion of this date, we suggest the following paragraph as an addition to the section captioned Factors Considered by the Board, at page 19 of the revised Proxy:

         Though the Board engaged Chaffe & Associates to assess the fairness of the Split Transaction to the unaffiliated Stockholders from a financial point of view, no separate representative was engaged to assess the fairness from a procedural point of view. The Board, nonetheless, considers the Split Transaction to be procedurally fair to the unaffiliated Shareholders. The Board, none of whom are employees of the Company, examined and discussed the procedures to be followed in approving and implementing the Split Transaction, with the assistance of its Corporate Counsel, and found the procedures to be compliant with both the Company's charter and Louisiana law. The Board also considered that the Stockholders still have the opportunity, upon review of the information contained herein and otherwise available to them, to adjust the number of Pre-Split Shares owned to either avoid or take advantage of the cash-out feature of the Split Transaction. Given the relatively insignificant impact on the Stockholders' interests, as a whole, in the Company as a result of the Split Transaction, no further examination of the procedural fairness the reverse stock split was deemed necessary.


                                Yours very truly,


                               J. Timothy Betbeze


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